Prenetics Global Limited

701-706, K11 Atelier,

728 King’s Road, Quarry Bay,

Hong Kong

October 6, 2023

VIA EDGAR

Mr. Al Pavot

Mr. Terence O’Brien

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Limited (the “Company”)

File No. 333-274762

Dear Mr. Pavot, Mr. O’Brien, Mr. O’Leary and Ms. Schwartz,

Prenetics Global Limited (the “Registrant”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s filing (the “Filing”) made on September 29, 2023 of its post-effective amendment No. 5 to Form F-1 on Form F-3 which was incorrectly filed on EDGAR on Form F-3 (File No. 333-274762).

The Registrant hereby confirms that the Filing has not been declared effective and no securities have been sold in connection with the offering contemplated by the Filing.

If you have any questions with respect to this matter, please contact Nadia Wong at nadia.wong@prenetics.com.

Very truly yours,
Prenetics Global Limited

By:	/s/ Lo Hoi Chun
Name:	Lo Hoi Chun
Title:	Chief Financial Officer